August 13, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

RE:	HealthSouth Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Filed March 22, 2007

Form 10-Q for the Period Ended March 31, 2007

Filed May 9, 2007

File No. 001-10315

Dear Mr. Rosenberg:

Reference is hereby made to your letter dated as of August 9, 2007 with respect to the limited review by the staff (the "Staff") of the Securities and Exchange Commission of the referenced filings of HealthSouth Corporation. As our counsel, Robert Pincus, discussed with Amy Bruckner of the Staff on August 10, 2007, we have received your letter and will provide our response thereto on or before September 5, 2007. If you have any questions or concerns relating to this correspondence, please do not hesitate to contact us.

Very Truly Yours,

    /s/ John L. Workman

John L. Workman

Executive Vice President and

Chief Financial Officer

cc:	Amy C. Bruckner

Division of Corporation Finance

Robert B. Pincus